

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 7, 2016

<u>Via US Mail</u>
Mr. Charles K. Dargan II
Chief Financial Officer
CPSM, Inc.
2951 SE Waaler Street
Stuart, FL 34997

>   **Re:**   **CPSM, Inc.**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2015**
>   **Filed April 5, 2016**
>   **Form 10-Q for the Quarter Ended March 31, 2016**
>   **Filed May 16, 2016**
>   **Form 10-Q for the Quarter Ended June 30, 2016**
>   **Filed August 15, 2016**
>   **Form 10-Q for the Quarter Ended September 30, 2016**
>   **Filed November 14, 2016**
>   **File No. 333-149000**

Dear Mr. Liege:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Forms 10-Q for the Quarters Ended March 31, 2016, June 30, 2016, and September 30, 2016</u>

<u>Item 4 – Controls and Procedures</u>

1.   We note that you concluded your disclosure controls and procedures were effective as of December 31, 2015 in your amended Form 10-K and in your response to comment two in our letter dated November 10, 2016. We also note that you concluded your disclosure controls and procedures were not effective as of March 31, June 30, and September 30, 2016 in your subsequent Forms 10-Q with no further explanation. Please tell us what

changed after December 31, 2015 that led you to reach a different conclusion about the effectiveness of your disclosure controls and procedures as of the subsequent interim dates. To the extent applicable, please be advised that future annual and quarterly filings should disclose and discuss material changes in internal control over financial reporting that occur during each period, including those that impact disclosure controls and procedures. Refer to Item 308(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction